UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2016

Commission File Number: 001-32403

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 354 – 200 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA V6C 1S4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: February 17, 2016	By:	/s/ Dustin S. Isaacs
Dustin S. Isaacs
General Counsel &
Corporate Secretary

EXHIBIT INDEX

99.1         Early Notice